Exhibit 99.1

Second Quarter 2010 Earnings Report	NOVA Chemicals Corporation
1000 Seventh Avenue S.W.
Calgary, Alberta
Canada T2P 5L5

www.novachemicals.com
	403.750.3600	tel
	403.269.7410	fax

All financial information is in U.S. dollars unless otherwise indicated.  Unless otherwise indicated or required by the context, as used in this earnings report, the terms “NOVA Chemicals,” “the Company,” “we,” “our” and “us” refer to NOVA Chemicals Corporation and all of its subsidiaries and joint ventures that are consolidated under Canadian generally accepted accounting principles.

Second Quarter 2010 Results

In the second quarter of 2010, we generated net income of $51 million as compared to a net loss of $83 million for the second quarter of 2009.  For the six months ended June 30, 2010, we generated net income of $145 million compared to a net loss of $206 million for the six months ended June 30, 2009.  The year-over-year improvement during these three month and six month periods was primarily due to higher margins and demand for our products.

The Olefins/Polyolefins business unit generated $251 million of operating income in the second quarter of 2010 compared to operating income of $81 million during the second quarter of 2009.  For the six months ended June 30, 2010, the business unit generated operating income of $437 million compared to operating income of $43 million for the six months ended June 30, 2009.  The improvement in both comparisons was due to selling prices increasing more than feedstock costs, and improved demand.

In July, we signed a memorandum of understanding with Hess Corporation (Hess) and Mistral Energy Inc. (Mistral) to purchase and transport ethane production from Hess’ Tioga Gas Plant in North Dakota via a proposed pipeline to Alberta, Canada. We will purchase 100% of the ethane produced at the Tioga Gas Plant under a long-term arrangement.

Our 50% share of the INEOS NOVA joint venture’s operating loss was $5 million in the second quarter of 2010 compared to operating income of $6 million in the second quarter of 2009.  The change was mainly due to the impact of falling raw material prices in the North American styrene business.  For the six months ended June 30, 2010, our 50% share of the joint venture’s operating income was $11 million versus operating income of $6 million for the six months ended June 30, 2009.

The Performance Styrenics segment reported an operating loss from continuing operations of $1 million in the second quarter of 2010 compared to an operating loss of $5 million in the second quarter of 2009.  For the six months ended June 30, 2010, the segment had an operating loss from continuing operations of $1 million compared to an operating loss of $23 million for the six months ended June 30, 2009.  The improvement for both periods was due to selling prices increasing more than feedstock costs, and from lower operating costs attributed to our 2009 restructuring.

Other Item

In 2005, the Dow Chemical Company filed a complaint against NOVA Chemicals for alleged patent infringement.  In June 2010, a jury trial took place resulting in a verdict against us.  As a result, $84 million was accrued on June 30, 2010 with respect to this claim.  We will appeal on several grounds.  See Note 9 of the Consolidated Financial Statements for more details.

Basis of Presentation

The accompanying financial highlights and Consolidated Financial Statements are presented for two periods:  Predecessor and Successor, which relate to the periods preceding and succeeding July 6, 2009, the date of completion of the acquisition by International Petroleum Investment Company (IPIC) of all our issued and outstanding common stock.  Refer to the annual financial statements in our 2009 annual report on Form 20-F for further details.

Our building and construction businesses included in our Performance Styrenics segment that we collectively refer to as SYNTHEON, are currently reported as held for sale.  Associated results of operations, financial position and cash flows are separately reported as discontinued operations and assets and liabilities held for sale for all periods presented.  See Note 2 of the Consolidated Financial Statements for more details.

NOVA Chemicals Financial Highlights

These highlights should be read in conjunction with our other interim and annual financial statements and our 2009 annual report on Form 20-F.

	Three Months Ended		Six Months Ended
	June 30 2010	June 30 2009 Restated (1)	June 30 2010	June 30 2009 Restated (1)
(millions of U.S. dollars)	Successor	Predecessor	Successor	Predecessor
Revenue from continuing operations	$1,577	$1,000	$2,971	$1,811

Operating income (loss) from continuing operations (2)
Olefins/Polyolefins (3)	$251	$81	$437	$43
INEOS NOVA Joint Venture	(5)	6	11	6
Performance Styrenics	(1)	(5)	(1)	(23)
Operating income from continuing operations from the businesses (4)	245	82	447	26
Corporate costs from continuing operations	(36)	(129)	(88)	(191)
Operating income (loss) from continuing operations	$209	$(47)	$359	$(165)

Net income (loss) from continuing operations	$54	$(81)	$150	$(202)
Net income (loss)	$51	$(83)	$145	$(206)

Cash from (used in) operations of continuing operations	$377	$45	$367	$(226)

(1)   Restated for discontinued operations.  See Note 2 of the Consolidated Financial Statements.

(2)   Net income (loss) from continuing operations before interest expense, income taxes and other gains and losses (see Supplemental Measures).

(3)   Olefins/Polyolefins consists of the Joffre Olefins, Corunna Olefins and Polyethylene segments.

(4)   See Supplemental Measures.

Review of Business Results

OLEFINS/POLYOLEFINS BUSINESS UNIT

Financial Highlights

	Three Months Ended		Six Months Ended
	June 30 2010	June 30 2009	June 30 2010	June 30 2009
(millions of U.S. dollars, except as noted)	Successor	Predecessor	Successor	Predecessor
Revenue	$1,169	$673	$2,200	$1,224

Depreciation	$57	$51	$113	$102
Operating income (loss) (1)
Joffre Olefins	$118	$59	$219	$87
Corunna Olefins	75	(24)	112	(78)
Polyethylene	43	49	123	42
Eliminations	15	(3)	(17)	(8)
Total operating income	$251	$81	$437	$43

Capital spending	$28	$18	$45	$35

Polyethylene sales volumes (millions of pounds) (2)	766	765	1,550	1,536

(1) See Supplemental Measures.

(2) Third-party sales.

Average Benchmark Prices (1)

	Three Month Average		Six Month Average
(U.S. dollars per pound, except as noted)	June 30 2010	June 30 2009	June 30 2010	June 30 2009
Principal Products:
Ethylene (2)	$0.46	$0.32	$0.49	$0.32
Polyethylene — linear low-density butene liner (3)	$0.69	$0.50	$0.67	$0.50
Polyethylene — weighted-average benchmark (3)	$0.71	$0.55	$0.69	$0.53
Raw Materials:
AECO natural gas (dollars per mmBTU) (4)	$3.79	$2.95	$4.27	$3.46
NYMEX natural gas (dollars per mmBTU) (4)	$4.07	$3.60	$4.73	$4.23
WTI crude oil (dollars per barrel) (5)	$78.04	$59.62	$78.38	$51.35

(1)   Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.

(2)   Source: Chemical Market Associates, Inc. (CMAI) U.S. Gulf Coast Net Transaction Price.

(3)   Source. Townsend Polymer Services and Information. Benchmark prices weighted according to NOVA Chemicals’ sales volume mix in North America.

(4)   Source: Canadian Gas Price Reporter.  AECO gas is weighted-average daily spot gas price.  NYMEX gas is Henry Hub 3-Day Average Close.

(5)   Source: Platt’s.  NYMEX WTI daily spot-settled price average for calendar month.

Review of Operations

Operating income of $251 million in the second quarter of 2010 was significantly higher than the operating income of $81 million reported in the second quarter of 2009. In the second quarter of 2010, Joffre and Corunna Olefins margins increased as higher selling prices more than offset higher feedstock costs, as compared to the second quarter of 2009.  In addition, Joffre and Corunna Olefins sales volumes increased.  In the second quarter of 2010, polyethylene margins improved as selling prices increased more than flow-through feedstock costs compared to the second quarter of 2009.

Operating income of $437 million in the six months ended June 30, 2010, was significantly higher than operating income of $43 million reported in the six months ended June 30, 2009. The same factors that affected the quarter-over-quarter performance caused the change in the year-to-date performance between 2010 and last year.

Joffre Olefins

Second Quarter 2010 Versus Second Quarter 2009

Joffre Olefins reported operating income of $118 million in the second quarter of 2010, up from $59 million in the second quarter of 2009.  In the second quarter of 2010, operating income increased due to selling prices that rose more than flow-through feedstock costs, and higher operating costs that were due to higher utility prices. Industry average selling prices for ethylene were 45% higher in the second quarter of 2010, compared to the same period one year ago, and were driven by higher feedstock costs and tight supply in the U.S. Gulf Coast region early in the second quarter of 2010.  Through the second quarter of 2010, ethylene prices declined from their peak at the end of the first quarter, but were still significantly above prices in the second quarter of 2009.

Despite continued year-over-year declines in natural gas flows from Alberta, the Joffre Olefins production facilities produced and sold more products in the second quarter of 2010 than in the second quarter of 2009 due to higher demand.  The amount of ethane available as feedstock in Alberta is largely dependent on the volumes of natural gas available for processing at straddle plants near the Alberta border, and the ethane content of that natural gas. We continue to expect the flows of natural gas across the Alberta border to decline in 2010 versus 2009, primarily due to low selling prices for natural gas in North America.

In July, we signed a memorandum of understanding with Hess and Mistral to purchase and transport ethane production from Hess’ Tioga Gas Plant in North Dakota via a pipeline to Alberta, Canada to be constructed, owned and operated by Mistral.  We will purchase 100% of the ethane produced at the Tioga Gas Plant under a long-term arrangement.  The pipeline is expected to start-up in the third quarter of 2012 and is subject to receipt of customary regulatory and other approvals.  This arrangement is one of several projects we are working on to complement traditional ethane supply sources in Alberta for consumption at our Joffre facilities.

Six Months Ended June 30, 2010 Versus Six Months Ended June 30, 2009

Joffre Olefins reported operating income of $219 million in the six months ended June 30, 2010, up from $87 million in the same period one year ago.  The improvement in operating income was primarily due to selling prices increasing more than feedstock costs, and higher sales volumes.  Industry average prices for ethylene were 55% higher in the first half of 2010 compared to the first half of 2009. First half 2010 operating costs were higher due to a stronger Canadian dollar and higher natural gas and utility costs.

Corunna Olefins

Second Quarter 2010 Versus Second Quarter 2009

Corunna Olefins reported operating income of $75 million in the second quarter of 2010, compared to an operating loss of $24 million in the second quarter of 2009. In the second quarter of 2010, operating income increased due to selling prices that rose more than feedstock costs, together with higher sales volumes.

We were able to take advantage of increased demand and selling prices for ethylene and co-products by running our Corunna Olefins flexi-cracker at near capacity through the quarter, resulting in increased sales volumes in the second quarter of 2010 compared to the second quarter of 2009.

In the second quarter of 2010, average West Texas Intermediate (WTI) crude oil prices rose 31% from the second quarter of 2009.  Average co-product prices rose about 65% in the second quarter of 2010 compared to the second quarter of 2009.

Six Months Ended June 30, 2010 Versus Six Months Ended June 30, 2009

Corunna Olefins reported operating income of $112 million in the six months ended June 30, 2010, compared to an operating loss of $78 million in the six months ended June 30, 2009. The improvement in operating income was primarily due to selling prices increasing more than feedstock costs, and higher sales volumes. In the first half of 2010, co-product prices nearly doubled compared to the first half of 2009.

Polyethylene

Second Quarter 2010 Versus Second Quarter 2009

The Polyethylene segment reported operating income of $43 million in the second quarter of 2010, down slightly from operating income of $49 million reported in the second quarter of 2009. In the second quarter of 2010, margins increased slightly compared to the second quarter of 2009, while an increase in operating costs, due to higher utility costs and a stronger Canadian dollar, offset this margin improvement.

Polyethylene sales volume was 766 million pounds in the second quarter of 2010 compared to 765 million pounds in the second quarter of 2009.  Polyethylene customers became cautious during the second quarter of 2010 and consumed the small inventories they had on hand as prices peaked in April and then began to decline along with ethylene pricing.

The average North American industry butene liner polyethylene price was 69¢ per pound in the second quarter of 2010, significantly higher than the 50¢ per pound average for the second quarter of 2009, according to Townsend Polymer Services and Information (TPSI).  Depending on the grade of polyethylene, industry prices decreased between 8¢ and 14¢ per pound from the beginning of the second quarter of 2010 to the end of the quarter.

During June we completed a successful planned turnaround of our PE2 polyethylene asset per our major turnaround schedule.  A few days after restart, in early July, we had an unexpected failure that caused an unplanned shutdown of the line.  By the end of July, we had corrected the problem and restarted the line.  We worked diligently with our customers to minimize the impact to them.

At the end of July, our low-density polyethylene production unit in Mooretown, Ontario began a planned shutdown to complete the final installation and start-up of our new hyper-compressor.  The result will be a capacity increase of about 50% and the ability to make new, higher value products.  We expect the plant to restart in late September 2010.

Six Months Ended June 30, 2010 Versus Six Months Ended June 30, 2009

The Polyethylene segment reported operating income of $123 million in the six months ended June 30, 2010, up from operating income of $42 million in the six months ended June 30, 2009. Margins increased as higher selling prices in the first half of 2010 more than offset increased feedstock costs. Higher operating costs, due to a stronger Canadian dollar and higher utility costs, partially offset the increase.

Polyethylene sales volume was 1,550 million pounds in the first half of 2010, slightly higher than the 1,536 million pounds sold during the same period a year ago.  The average North American industry butene liner polyethylene price was 67¢ per pound in the six months ended June 30, 2010, significantly higher than the 50¢ per pound average in the six months ended June 30, 2009, according to TPSI.

INEOS NOVA Joint Venture (1)

Financial Highlights

	Three Months Ended		Six Months Ended
	June 30 2010	June 30 2009	June 30 2010	June 30 2009
(millions of U.S. dollars, except as noted)	Successor	Predecessor	Successor	Predecessor
Revenue	$397	$303	$764	$540

Depreciation	$1	$7	$2	$13

Operating (loss) income (2)	$(5)	$6	$11	$6

Capital spending	$3	$2	$6	$3

Sales volumes (millions of pounds) (3)
Styrene monomer	227	221	427	397
Solid and expandable polystyrene	394	409	769	786
Total sales volumes	621	630	1,196	1,183

(1)   Results reflect our 50% position in the INEOS NOVA joint venture (INEOS NOVA).

(2)   See Supplemental Measures.

(3)   Third-party sales.  Polystyrene sales consist of solid polystyrene sales in North America; and solid and expandable polystyrene sales in Europe.

Average Benchmark Prices (1)

	Three Month Average		Six Month Average
(U.S. dollars per pound, except as noted)	June 30 2010	June 30 2009	June 30 2010	June 30 2009
Principal Products:
Styrene monomer — North America (2)	$0.65	$0.46	$0.66	$0.43
Solid polystyrene — North America (2)	$1.05	$0.84	$1.08	$0.81
Solid polystyrene — Europe (2)	$0.74	$0.52	$0.73	$0.48
Raw Materials:
Benzene (dollars per gallon) (2)	$3.32	$1.98	$3.44	$1.60
Ethylene (2)	$0.46	$0.32	$0.49	$0.32

(1)   Average benchmark prices do not necessarily reflect actual prices realized by INEOS NOVA or any other petrochemical company.

(2)   Source:  CMAI Contract Market.

Review of Operations

Second Quarter 2010 Versus Second Quarter 2009

In the second quarter of 2010, our 50% share of INEOS NOVA’s operating loss was $5 million compared to operating income of $6 million in the second quarter of 2009.  The decrease was mainly due to the impact of falling raw material prices in the North American styrene business.  In North America, as raw material prices began to fall early in the second quarter of 2010, customers delayed orders on the expectation of future lower prices resulting in lower sales as compared to the second quarter of 2009.  By the end of the quarter, pricing stabilized and orders returned to seasonal levels.

In Europe, sales volumes in the second quarter of 2010 increased to seasonal levels, which were similar to the second quarter of 2009, as the construction season began.  Sales volumes, however, were negatively impacted by a scheduled turnaround at one of the polystyrene facilities; and a French barge strike that resulted in a force majeure declaration due to raw material shortages at the affected facility.

In the second quarter of 2010, costs for benzene and ethylene increased 68% and 45%, respectively, compared to the second quarter of 2009.  Industry average selling prices for styrene monomer and solid polystyrene in North America and solid polystyrene in Europe increased 40%, 24% and 42%, respectively, in the second quarter of 2010 compared to the second quarter of 2009.

Six Months Ended June 30, 2010 Versus Six Months Ended June 30, 2009

In the six months ended June 30, 2010, our 50% share of INEOS NOVA’s operating income improved to $11 million from $6 million in the six months ended June 30, 2009, mainly due to increased sales volumes in North American styrene and polystyrene.

In the first half of 2010, costs for benzene and ethylene increased 115% and 55%, respectively, compared to the first half of 2009.  Industry average selling prices for styrene monomer and solid polystyrene in North America and solid polystyrene in Europe increased 53%, 33% and 54%, respectively, in the first half of 2010 compared to the first half of 2009.

PERFORMANCE STYRENICS

Financial Highlights from Continuing Operations

	Three Months Ended		Six Months Ended
	June 30 2010	June 30 2009 Restated (1)	June 30 2010	June 30 2009 Restated (1)
(millions of U.S. dollars, except as noted)	Successor	Predecessor	Successor	Predecessor
Revenue	$85	$52	$154	$91

Depreciation	$1	$5	$1	$12

Operating loss (2)	$(1)	$(5)	$(1)	$(23)

Capital spending	$—	$—	$1	$—

Sales volumes (millions of pounds) (3)	75	67	130	119

(1)   Restated for discontinued operations.  See Note 2 of the Consolidated Financial Statements.

(2)   See Supplemental Measures.

(3)   Third-party sales.

Average Benchmark Prices (1)

	Three Month Average		Six Month Average
(U.S. dollars per pound)	June 30 2010	June 30 2009	June 30 2010	June 30 2009
Styrene monomer	$0.65	$0.46	$0.66	$0.43
Expandable polystyrene	$0.94	$0.84	$0.93	$0.83

(1)   Source:  CMAI.  Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.

Review of Operations

Continuing Operations

Second Quarter 2010 Versus Second Quarter 2009

The Performance Styrenics segment reported an operating loss of $1 million in the second quarter of 2010 compared to an operating loss of $5 million in the second quarter of 2009. In the second quarter of 2010, feedstock costs that increased more than sales prices were offset by lower operating costs and lower depreciation compared to the second quarter of 2009.  Operating costs were lower due to restructuring of the business that occurred in 2009 and depreciation was lower as a result of the fair-value exercise that occurred in connection with the IPIC acquisition.

In the second quarter of 2010, polymer sales increased by 12% compared to the second quarter of 2009 due to improving demand for expandable polystyrene products.

Six Months Ended June 30, 2010 Versus Six Months Ended June 30, 2009

The Performance Styrenics segment reported an operating loss of $1 million in the six months ended June 30, 2010, compared to an operating loss of $23 million in the six months ended June 30, 2009. The improvement in the first half of 2010 was mainly due to lower operating and fixed costs attributed to the 2009 restructuring as compared to the same period one year ago.

In the six months ended June 30, 2010, polymer sales increased 9% as compared to the six months ended June 30, 2009 due to improved demand for expandable polystyrene products.

Assets Held for Sale

During the second quarter of 2010, our Board of Directors approved a sale of our building and construction businesses, which are collectively known as SYNTHEON, subject to certain conditions.  The SYNTHEON portfolio of businesses are part of our Performance Styrenics segment and includes SYNTHEON Inc; Accelerated Building Technologies LLC; NCE Inc.; NOVA Chemicals Chile Limitada; and our 50% interest in both Novidesa S.A. de C.V. and Reliance Innovative Building Solutions Pvt. Ltd (both joint ventures).  Also included in the proposed sale is intellectual property relating to both our building and construction products and our Elemix® concrete additive.  Final negotiations for the sale are in progress, and we expect the sale to close in the third quarter of 2010.  Associated results of operations, financial position and cash flows are separately reported as discontinued operations and assets and liabilities held for sale for all periods presented.

CORPORATE

	Three Months Ended		Six Months Ended
	June 30 2010	June 30 2009	June 30 2010	June 30 2009
(millions of U.S. dollars)	Successor	Predecessor	Successor	Predecessor
Corporate operating costs	$(31)	$(31)	$(65)	$(66)
Stock-based compensation	—	(13)	—	(35)
Mark-to-market feedstock derivatives (1)	(4)	(1)	(20)	14
Foreign exchange gain (loss)	1	(48)	1	(36)
IPIC transaction costs	—	—	—	(23)
Restructuring	—	(34)	—	(42)
Depreciation and amortization	(2)	(2)	(4)	(3)
Operating loss (2)	$(36)	$(129)	$(88)	$(191)

(1)   We are required to record on the balance sheet the market value of open derivative positions which do not qualify for hedge accounting treatment.  The gain or loss resulting from changes in the market value of these derivatives is recorded as earnings or loss each period.  These mark-to-market adjustments are recorded in the Feedstock and operating costs line on the Consolidated Statements of Net Income (Loss) and as part of Corporate results until the positions are realized.  Once realized, any income effects are recorded in business results.

(2)   See Supplemental Measures.

Corporate Operating Costs

Corporate operating costs during the three and six months ended June 30, 2010 were substantially unchanged as compared to the same periods last year.

Stock-Based Compensation

At June 30, 2009, we had three cash-settled, stock-based compensation plans that were marked to market with changes in the value of our common stock price.  We entered into forward transactions with the intent to neutralize the mark-to-market impact of two of the stock-based compensation plans.  All forward transactions were cash-settled in the first quarter of 2009.  All stock-based compensation plans were terminated upon closing of the IPIC transaction on July 6, 2009 and the restricted share units and deferred share units were cash-settled for $6.00 per unit (outstanding stock options and equity appreciation units had no value).

Mark-to-Market Feedstock Derivatives

We lock in a portion of our propane and butane feedstock requirements as a percentage of crude oil using forward contracts that extend to 2012.  The mark-to-market value of our open feedstock positions decreased in the second quarter of 2010, resulting in an unrealized loss of $4 million ($3 million after-tax). We recorded an unrealized loss of $1 million ($1 million after-tax) in the second quarter of 2009.

Foreign Exchange Gain

In January 2010, we entered into a series of foreign currency forwards to hedge the foreign currency exposure on the Canadian $250 million 7.85% notes due in August 2010. The foreign currency forwards lock in repayment of the Canadian $250 million 7.85% notes at U.S. $237 million.  During the three months ended and six months ended June 30, 2010, the forwards substantially offset the foreign exchange exposure on the Canadian $250 million 7.85% notes, with the remaining unrealized foreign exchange gain for the periods recognized on working capital and cash positions. Foreign exchange losses during the three months ended and six months ended June 30, 2009 were primarily due to the effect of a strengthening Canadian dollar on non-hedged Canadian- denominated debt.  These unrealized foreign exchange gains and losses are included on the Foreign exchange (gain) loss line in the Consolidated Statements of Net Income (Loss).

IPIC Transaction Costs

There were no IPIC transaction costs during 2010 or in the second quarter of 2009.  IPIC transaction costs incurred during the first quarter of 2009 were for financial advisor fees, legal fees and other related transaction costs triggered by the change in control of NOVA Chemicals on July 6, 2009.

Restructuring

There were no restructuring costs in 2010.  Refer to Note 5 of the Consolidated Financial Statements for details of restructuring charges for all prior periods presented.

IFRS Changeover Plan

We have provided a qualitative assessment of our International Financial Reporting Standards (IFRS) convergence plan at December 31, 2009, in our 2009 annual report on Form 20-F. As a result of the IPIC acquisition, the framework of the IFRS convergence plan now includes the requirement that policy decisions be in compliance with accounting and disclosure policies of IPIC. During the second quarter of 2010, we continued to pursue the key activities in our convergence plan and continued collecting financial information in accordance with IFRS to allow for comparative reporting in 2011.  We will continue to investigate the impact of IFRS convergence throughout the remainder of 2010 and provide quantitative disclosures in our 2010 annual report.

Capitalization, Liquidity and Cash Flow

Capitalization

(millions of U.S. dollars)	June 30 2010	Dec. 31 2009
Net current debt (1)	$246	$313
Long-term debt	1,516	1,512
Less: cash and cash equivalents (2)	(485)	(267)
Total debt, net of cash, cash equivalents, and restricted cash	$1,277	$1,558
Total shareholders’ equity	$1,928	$1,793

Quarterly (decrease) increase in debt, net of cash (3)	$(333)	$28

(1)    Equals long-term debt due within one year and bank loans (including amounts related to assets held for sale), less restricted cash.

(2)    Includes cash of assets held for sale.

(3)    Benchmarked against the previous applicable quarter.

Liquidity

We define liquidity as total available revolving credit facilities, less utilization (including letters of credit), plus cash and cash equivalents.  NOVA Chemicals’ total liquidity at the end of the second quarter of 2010 was $956 million, up from $625 million at the end of the first quarter of 2010 and $831 million at the end of 2009.

We have three revolving credit facilities totaling $520 million as of June 30, 2010 (four totaling $615 million as of December 31, 2009).  As of June 30, 2010 and December 31, 2009, we had utilized $49 million and $51 million, respectively, of our revolving credit facilities.  On March 20, 2010, $95 million of our undrawn bilateral credit facilities expired and were not extended.

On August 30, 2010, we will repay our Canadian $250 million 7.85% notes using cash-on-hand.  Foreign currency forwards, entered into in January 2010, to hedge this payment at U.S. $237 million will also settle on August 30, 2010.

In October 2009, we issued $350 million of 8.375% senior notes due 2016 (unregistered 2016 Notes) and $350 million of 8.625% senior notes due 2019 (unregistered 2019 Notes) in a transaction exempt from registration under the Securities Act of 1933, as amended.  On April 12, 2010, we registered $350 million of 8.375% senior notes due 2016 (2016 Notes) and $350 million of 8.625% senior notes due 2019 (2019 Notes) with the U.S. Securities and Exchange Commission.  On May 12, 2010, we completed an exchange offer, which resulted in $345 million of the unregistered 2016 Notes and $344.7 million of the unregistered 2019 Notes being exchanged for the same amount of registered and freely tradable 2016 and 2019 Notes.

On March 31, 2010, the $75 million total return swap terminated and was repaid using cash-on-hand.  The associated Series A preferred shares of our subsidiary, NOVA Chemicals Inc., were returned to NOVA Chemicals Inc. and cancelled.

We have $200 million ($130 million as of December 31, 2009) in accounts receivable programs that expire in February 2012.  The combined balances under the programs as of June 30, 2010 and December 31, 2009, were $158 million and $122 million, respectively.  We do not include any undrawn amounts under the accounts receivable securitization programs as part of liquidity.

INEOS NOVA has two accounts receivable securitization programs, a $150 million North American program and a €100 million European program.  Our 50% share of the balances as of June 30, 2010 and December 31, 2009, were $44 million and $31 million, respectively, under the North American program, and €42 million and €24 million, respectively, under the European program.  In June 2010, the North American program was extended through July 2011.  We do not include any undrawn amounts under these accounts receivable securitization programs as part of liquidity.

The $350 million secured revolving credit facility and our accounts receivable securitization programs are governed by financial covenants which require quarterly compliance.  The covenants require a maximum Senior Debt-to-Cash Flow ratio of 3:1 computed on a rolling 12-month basis and a Debt-to-Capitalization ratio not to exceed 60%.  We were in compliance with these covenants on June 30, 2010.

In 2005, the Dow Chemical Company (Dow Chemical) filed a complaint against us alleging that certain grades of our SURPASS® polyethylene film resins infringe two Dow Chemical patents.  In June 2010, a jury trial took place resulting in a June 15, 2010, verdict against us which awarded damages in the amount of $61.8 million based on sales of SURPASS resin in the United States through the end of 2009.  On July 30, 2010, the court awarded Dow Chemical pre-judgment interest in the amount of $14.3 million.

We will appeal on several grounds.  To stay execution (i.e., collection) of the money judgment pending the outcome of the appeal, we will be required to post a bond in the amount of the jury verdict plus pre-judgment interest as awarded by the court, post-judgment interest at a prescribed statutory rate and costs as determined by the court.  The bond will be secured with cash collateral in the amount of $85 million, which will impact our future liquidity starting in the third quarter of 2010.  See Note 9 of the Consolidated Financial Statements.

Inflows and Outflows of Cash

During the second quarter of 2010, we generated $375 million in cash from operating activities.  Funds from continuing operations were $200 million, and non-cash working capital decreased by $162 million during the quarter.  The decrease in non-cash working capital was primarily due to lower accounts receivable, which resulted from lower prices and the receipt of an arbitration award recorded in the first quarter of 2010 and lower inventory costs due to lower volumes. Capital expenditures, turnaround costs and other investing activities totaled $44 million for the quarter.  The net increase in cash and cash equivalents was $329 million.

Feedstock Derivative Positions

We maintain a derivatives program to manage risk associated with our crude oil feedstock purchases.  In the second quarter of 2010, we recorded no net after-tax gain or loss on realized positions compared to a net after-tax loss of $1 million in the second quarter of 2009.

Mark-to-market adjustments related to the change in the value of open feedstock positions are recorded as part of Corporate results until the positions are realized.  Once realized, any income effects are recorded in business results.  See Mark-to-Market Feedstock Derivatives in the Corporate section for more details.

Summary Quarterly Financial Information (1)

	Successor				Predecessor
	2010		2009					2008
(millions of U.S. dollars)	Apr. 1 to Jun. 30	Jan. 1 to Mar. 31	Oct. 1 to Dec. 31	Jul. 6 to Sep. 30	Jul. 1 to Jul. 5	Apr. 1 to Jun. 30	Jan. 1 to Mar. 31	Oct. 1 to Dec. 31	Jul. 1 to Sep. 30
Revenue from continuing operations	$1,577	$1,394	$1,117	$1,049	$48	$1,000	$811	$1,143	$2,077
Operating income (loss) from continuing operations (2)	$209	$150	$74	$18	$(45)	$(47)	$(118)	$(313)	$193
Net income (loss)	$51	$94	$17	$(19)	$(33)	$(83)	$(123)	$(212)	$100

(1)   Restated for discontinued operations.  See Note 2 of the Consolidated Financial Statements.

(2)   See Supplemental Measures.

Changes in Net Income

	Q2 2010 Compared to	First Six Months 2010 Compared to
(millions of U.S. dollars)	Q2 2009	First Six Months 2009
Higher operating margin (1)	$154	$378
Higher research and development	(1)	(1)
Lower selling, general and administrative	12	56
Lower restructuring charges	34	42
Higher foreign exchange gains	53	39
Lower depreciation and amortization	4	10
Higher interest expense	—	(8)
Higher net losses	(84)	(39)
Higher income tax expense	(37)	(125)
Higher loss from discontinued operations, net of tax	(1)	(1)
Increase in net income	$134	$351

(1)   Operating margin equals revenue less feedstock and operating costs (includes impact of realized and unrealized gains and losses on mark-to-market feedstock derivatives).

Net income for the second quarter of 2010 was higher than the second quarter of 2009 due to improved economic and business conditions which resulted in higher margins.  Net income for the first six months of 2010 was higher than the first six months of 2009 as a result of higher operating margins, as well as higher sales volumes. Industry average prices for ethylene were 55% higher in the first half of 2010 compared to the first half of 2009.

Selling, general and administrative costs were $12 million lower in the second quarter of 2010 as compared to the second quarter of 2009 primarily due to the termination of all stock-based compensation plans on July 6, 2009, which resulted in no stock-based compensation charges in 2010.  Selling, general and administrative costs were $56 million lower in the first half of 2010 as compared to the first half of 2009 primarily due to $23 million of financial advisor fees and legal fees (transaction costs) incurred with respect to the IPIC transaction during the first quarter of 2009 and no stock-based compensation charges in 2010.

With the 2009 restructuring activities complete and no new restructuring activities in the first half of 2010, restructuring charges were lower in the second quarter of 2010 and the first six months of 2010 compared to the same periods in 2009.

Foreign exchange gains during the second quarter of 2010 and first half of 2010 were $53 million higher and $39 million higher, respectively, compared to the same periods in 2009, primarily due to the series of foreign currency forwards entered into in January 2010 to hedge the foreign currency exposure on the Canadian $250 million 7.85% notes due in August 2010.

Depreciation and amortization expense for the second quarter of 2010 was $4 million lower compared to the second quarter of 2009.  The application of push-down accounting for the IPIC acquisition did not significantly impact depreciation expense as we reassessed and revised the estimated useful lives of our assets in the Olefins/Polyolefins business unit at the same time.  Depreciation and amortization expense for the first half of 2010 was $10 million lower compared to the first half of 2009.

Interest expense during the second quarter of 2010 was the same as the second quarter of 2009 primarily due to higher interest rates on the senior notes issued in the fourth quarter of 2009, offset by less interest expense due to conversion of the IPIC loans to equity on July 6, 2009 and debt that was repaid in 2009 and 2010.  Interest expense during the first half of 2010 was $8 million higher compared to the first half of 2009 primarily due to the same reasons as the quarterly comparison, plus the impact of the bond discount accretion recorded with the application of push-down accounting.

Net losses were $84 million higher in the second quarter of 2010 compared to the second quarter of 2009 due to the accrual related to the Dow patent litigation.  In the first half of 2010, net losses were $39 million higher than the first half of 2009.  This was due to the $84 million accrual related to the Dow patent litigation, which was offset by an arbitration award accrued during the first quarter of 2010 related to an insurance claim.

Income tax expense was $37 million higher in the second quarter of 2010 compared to the second quarter of 2009, and $125 million higher in the first six months of 2010 compared to the first six months of 2009, due to the increase in net income before taxes.

Supplemental Measures

We present certain supplemental measures below, which do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and are, therefore, unlikely to be comparable to similar measures presented by other companies.  We believe that certain non-GAAP financial measures, when presented in conjunction with comparable GAAP financial measures, are useful to readers because the information is an appropriate measure for evaluating our operating performance.  Internally, we use this non-GAAP financial information as an indicator of business performance, with specific reference to these indicators.  These measures should be considered in addition to, and not as a substitute for or superior to, measures of financial performance prepared in accordance with GAAP.

•  Operating Income (Loss) from Continuing Operations — net income (loss) from continuing operations before interest expense, income taxes and other gains and losses, assists readers in analyzing our income (loss) from continuing operations.

Reconciliation of Operating Income (Loss) from Continuing Operations to Consolidated Net Income (Loss) from Continuing Operations	Three Months Ended		Six Months Ended
	June 30 2010	June 30 2009 Restated (1)	June 30 2010	June 30 2009 Restated (1)
(millions of U.S. dollars)	Successor	Predecessor	Successor	Predecessor
Operating income (loss) from continuing operations	$209	$(47)	$359	$(165)
Interest expense (net)	(48)	(48)	(102)	(94)
Other (losses) gains	(85)	(1)	(40)	(1)
Income tax (expense) recovery	(22)	15	(67)	58
Net income (loss) from continuing operations	$54	$(81)	$150	$(202)

(1)   Restated for discontinued operations.  See Note 2 of the Consolidated Financial Statements.

•  Operating Income (Loss) from the Businesses from Continuing Operations — represents operating income (loss) from continuing operations from the Olefins/Polyolefins business units, INEOS NOVA and the Performance Styrenics business units.  This measure highlights the ongoing performance of the business units excluding one-time charges, events or other items that are not driven by the business units.

•  Senior Debt-to-Cash Flow — equals the drawn amount on any secured credit facilities of the Company (including letters of credit), plus the funded amount of our accounts receivable securitization programs, divided by Consolidated Cash Flow.  This measure is provided to assist readers in calculating our Senior Debt-to-Cash Flow financial covenant.

•  Consolidated Cash Flow — equals consolidated net income (loss), plus interest expense, income taxes and depreciation and amortization, less all non-cash items.  This measure excludes any extraordinary gains and losses (including gains and losses resulting from the sale of assets) and excludes certain subsidiaries.  The Consolidated Cash Flow calculation is performed on a rolling twelve months.  This measure is provided to assist readers in calculating our Senior Debt-to-Cash Flow financial covenant.

•  Debt-to-Capitalization — equals Net Consolidated Debt, divided by the aggregate of Consolidated Shareholders’ Equity, Net Consolidated Debt and Subordinated Shareholder Debt.  This measure is provided to assist readers in calculating our Debt-to-Capitalization financial covenant.

•  Net Consolidated Debt — equals long-term debt due within one year and long-term debt as reflected on our most recent quarterly Consolidated Balance Sheet (excluding debt of certain subsidiaries and any non-recourse debt), plus the funded amount of our accounts receivable securitization programs, less cash and cash equivalents as reflected on our Consolidated Balance Sheet (excluding cash and cash equivalents of certain subsidiaries) and the outstanding balance of the total return swap (terminated on March 31, 2010).  This measure is provided to assist readers in calculating our Debt to Capitalization financial covenant.

•  Consolidated Shareholders’ Equity — equals consolidated shareholders’ equity as reflected on our most recent quarterly Consolidated Balance Sheet (excluding shareholder’s equity allocable to certain subsidiaries or equity allocable to assets that secure non-recourse debt), plus the outstanding balance of the total return swap (terminated on March 31, 2010).  This measure is provided to assist readers in calculating our Debt-to-Capitalization financial covenant.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Net Income (Loss)

	Three Months Ended		Six Months Ended
	June 30 2010	June 30 2009 Restated(1)	June 30 2010	June 30 2009 Restated(1)
(unaudited, millions of U.S. dollars)	Successor	Predecessor	Successor	Predecessor
Revenue	$1,577	$1,000	$2,971	$1,811
Feedstock and operating costs (excluding depreciation) (Note 1)	1,239	816	2,354	1,572
Research and development	11	10	21	20
Selling, general and administrative (Note 1)	58	70	116	172
Restructuring (Note 5)	—	34	—	42
Foreign exchange (gain) loss (Note 10)	(1)	52	1	40
Depreciation and amortization	61	65	120	130
	1,368	1,047	2,612	1,976
Operating income (loss) from continuing operations	209	(47)	359	(165)
Interest expense, net (Note 4)	(48)	(48)	(102)	(94)
Other (losses) gains, net (Notes 9 and 11)	(85)	(1)	(40)	(1)
	(133)	(49)	(142)	(95)
Income (loss) from continuing operations before income taxes	76	(96)	217	(260)
Income tax expense (recovery) (Note 6)	22	(15)	67	(58)
Net income (loss) from continuing operations	54	(81)	150	(202)
Loss from discontinued operations, net of income taxes (Note 2)	(3)	(2)	(5)	(4)
Net income (loss)	$51	$(83)	$145	$(206)

Refer to the accompanying Notes to the Consolidated Financial Statements.

Consolidated Balance Sheets

(unaudited, millions of U.S. dollars)	June 30 2010	Dec. 31 2009 Restated(1)
Assets
Current assets
Cash and cash equivalents	$481	$265
Accounts receivable	391	361
Inventories	543	619
Prepaid expenses and other assets	36	47
Future income taxes	3	3
Assets held for sale (Note 2)	18	15
	1,472	1,310
Intangible assets, net	481	492
Other non-current assets	86	101
Future income taxes	58	59
Property, plant and equipment, net	3,520	3,563
Assets held for sale (Note 2)	7	8
	$5,624	$5,533
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$601	$672
Future income taxes	2	6
Long-term debt due within one year (Note 3)	246	312
Liabilities associated with assets held for sale (Note 2)	8	7
	857	997
Long-term debt (Note 3)	1,516	1,512
Future income taxes	827	811
Deferred credits and long-term liabilities	496	420
	3,696	3,740
Shareholders’ equity
Common shares	849	849
Contributed surplus	941	941
Reinvested earnings (deficit)	143	(2)
Accumulated other comprehensive (loss) income	(5)	5
	1,928	1,793
	$5,624	$5,533

Refer to the accompanying Notes to the Consolidated Financial Statements.

(1)         Restated for discontinued operations.  See Note 2.

Consolidated Statements of Cash Flows

	Three Months Ended		Six Months Ended
	June 30 2010	June 30 2009 Restated(1)	June 30 2010	June 30 2009 Restated(1)
(unaudited, millions of U.S. dollars)	Successor	Predecessor	Successor	Predecessor
Operating activities
Net income (loss)	$51	$(83)	$145	$(206)
Loss from discontinued operations, net of income taxes	3	2	5	4
Net income (loss) from continuing operations	54	(81)	150	(202)
Adjustments to reconcile income (loss) from continuing operations to cash provided by operating activities:
Depreciation and amortization	61	65	120	130
Future income tax (recovery) expense	(3)	17	5	10
Unrealized loss (gain) on derivatives	4	1	20	(14)
Amortization on bond discounts	7	—	15	—
Asset write-downs	—	17	—	17
Unrealized foreign exchange (gain) loss	(8)	43	(6)	45
Other losses	85	1	40	1
	200	63	344	(13)
Changes in non-cash working capital:
Accounts receivable	76	(104)	10	(131)
Inventories	63	(77)	73	43
Other current assets	(2)	—	5	(5)
Accounts payable and accrued liabilities	25	178	(64)	(98)
	162	(3)	24	(191)
Changes in other assets and liabilities	15	(15)	(1)	(22)
Cash from (used in) operating activities of continuing operations	377	45	367	(226)
Cash used in operating activities of discontinued operations	(2)	(3)	(4)	(3)
Cash from (used in) operating activities	375	42	363	(229)

Investing activities
Property, plant and equipment additions	(31)	(20)	(52)	(38)
Turnaround costs, long-term investments and other assets	(13)	(8)	(15)	(9)
Cash used in investing activities of continuing operations	(44)	(28)	(67)	(47)
Cash used in investing activities of discontinued operations	—	(2)	—	(3)
Cash used in investing activities	(44)	(30)	(67)	(50)

Financing activities
Decrease in current bank loans	—	—	—	(1)
Long-term debt additions	—	—	—	1
Long-term debt repayments	(1)	(251)	(77)	(252)
Increase in revolving debt facilities	—	170	—	540
Common share dividends	—	—	—	(7)
Cash (used in) from financing activities	(1)	(81)	(77)	281

(Decrease) increase in cash and cash equivalents due to exchange rates	(1)	1	(1)	(3)

Increase (decrease) in cash and cash equivalents	329	(68)	218	(1)
Cash and cash equivalents, beginning of period	156	141	267	74
Cash and cash equivalents, end of period	$485	$73	$485	$73
Less cash and cash equivalents of assets held for sale at end of period	$4	$4	$4	$4
Cash and cash equivalents of continuing operations at end of period	$481	$69	$481	$69

Cash tax payments, net of refunds	$8	$(11)	$17	$(28)

Cash interest payments	$48	$35	$84	$80

Refer to the accompanying Notes to the Consolidated Financial Statements.

(1)         Restated for discontinued operations.  See Note 2.

Consolidated Statements of Changes in Shareholders’ Equity

	Three Months Ended		Six Months Ended
	June 30 2010	June 30 2009	June 30 2010	June 30 2009
(unaudited, millions of U.S. dollars, except share amounts)	Successor	Predecessor	Successor	Predecessor
Common shares
Balance at beginning of period	$849	$508	$849	$508
Common shares issued	—	—	—	—
Balance at end of period	$849	$508	$849	$508

Contributed surplus
Balance at beginning of period	$941	$26	$941	$25
Other	—	1	—	2
Balance at end of period	$941	$27	$941	$27

Reinvested earnings (deficit)
Balance at beginning of period	$92	$(211)	$(2)	$(100)
Net income (loss)	51	(83)	145	(206)
Change in accounting standard:
Adoption of EIC-173	—	—	—	12
Balance at end of period	$143	$(294)	$143	$(294)

Accumulated other comprehensive income
Balance at beginning of period	$—	$456	$5	$462
Other comprehensive (loss) income:
Unrealized (loss) gain on translation of self-sustaining foreign operations	(5)	10	(10)	4
Balance at end of period	$(5)	$466	$(5)	$466

Total shareholders’ equity	$1,928	$707	$1,928	$707

Common shares
Balance at beginning of period	141,494,222	83,160,889	141,494,222	83,160,889
Common shares issued	—	—	—	—
Balance at end of period	141,494,222	83,160,889	141,494,222	83,160,889

Refer to the accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income (Loss)

	Three Months Ended		Three Months Ended
	June 30 2010	June 30 2009	June 30 2010	June 30 2009
(unaudited, millions of U.S. dollars)	Successor	Predecessor	Successor	Predecessor
Net income (loss)	$51	$(83)	$145	$(206)
Other comprehensive (loss) income:
Unrealized (loss) gain on translation of self-sustaining foreign operations	(5)	10	(10)	4
Comprehensive income (loss)	$46	$(73)	$135	$(202)

Refer to the accompanying Notes to the Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(unaudited, millions of U.S. dollars, unless otherwise noted)

These interim Consolidated Financial Statements do not include all of the disclosures included in NOVA Chemicals’ annual Consolidated Financial Statements and should be read in conjunction with the Consolidated Financial Statements for the year ended December 31, 2009.  Where used in these financial statements, “NOVA Chemicals” or “the Company” or “we” or “our” or “us” means NOVA Chemicals Corporation alone or together with its subsidiaries and joint ventures, depending on the context in which such terms are used.

On July 6, 2009, International Petroleum Investment Company (IPIC) completed the acquisition of all of the issued and outstanding common shares of NOVA Chemicals.  Although we continue as the same legal entity after the IPIC acquisition, the accompanying consolidated balance sheets, statements of net income (loss), cash flows, changes in shareholders’ equity and statements of comprehensive income (loss) are presented for two periods:  Predecessor and Successor, which relate to the periods preceding and succeeding the IPIC acquisition.  These separate periods are presented to reflect the new accounting basis established for NOVA Chemicals as of July 6, 2009, and highlight the fact that the financial information for such periods has been prepared under two different historical-cost bases of accounting.  The Successor portion of the financial statements also reflects equity contributions from IPIC.

1.     Significant Accounting Policies

These interim Consolidated Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), using the same accounting policies as set out in Note 2 to the Consolidated Financial Statements for the year ended December 31, 2009, on pages F-11 to F-25 of the 2009 annual report on Form 20-F, except as follows.

Certain comparative figures have been restated to conform with the current periods’ presentation, including the reclassification of certain compensation-related costs in the amount of $16 million and $29 million from Feedstock and operating costs to Selling, general, and administrative on the Consolidated Statement of Net Income (Loss) for the three months ended June 30, 2009 and six months ended June 30, 2009, respectively.

Newly Adopted Accounting Standards and Interpretations	Date of adoption	Impact
Canadian GAAP

Further amendment to CICA 3855, Financial Instruments — Recognition and Measurement, clarifies that the interest rate used to determine fair value of a financial instrument should also be the rate used to recognize interest income in subsequent periods.

	Jan. 1, 2010	None

Accounting Standards and Interpretations Not Yet Adopted

Certain Canadian accounting standards and interpretations have been issued that are not required to be adopted until after June 30, 2010, and have not been early adopted by us.  Pronouncements which may have a future impact on our accounting policies or on the presentation of the Consolidated Financial Statements are EIC175, which addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting, and Improvements to IFRSs, which was issued by the International Accounting Standards Board and adopted by the Canadian Accounting Standards Board as Canadian GAAP.  These pronouncements are not required to be adopted by us until January 2011, and are currently being evaluated.

In February 2008, the Canadian Accounting Standards Board confirmed that the use of International Financial Accounting Standards (IFRS) will be required for interim and annual financial statements starting in 2011 for publicly accountable profit-oriented enterprises. IFRS will replace Canada’s current GAAP for listed companies and other profit-oriented enterprises that are responsible to large or diverse groups of stakeholders. Companies will be required to provide one year of comparable data in accordance with IFRS.

We have established a project team to develop our IFRS changeover plan and a technical steering team to provide overall project governance and approval of decisions. A number of sub-teams were formed in 2008 to begin the diagnostic phase of the project. The diagnostic phase includes the assessment of differences between Canadian GAAP and IFRS; options available under IFRS; potential system changes required; and effects on internal controls and processes. This phase is essentially complete. During the remainder of 2010 we will be reviewing with the technical steering team and our auditors, the transitional options for companies adopting IFRS for the first time, and other impacts of conversion and our IFRS accounting policies will be presented to the Audit Committee for approval. We have provided disclosure of our convergence plan and anticipated effects of IFRS on our financial statements, on a qualitative basis, in our 2009 annual MD&A on pages 81 through 84 of our 2009 annual report on Form 20F.

2.     Discontinued Operations

During the second quarter of 2010, our Board of Directors approved a sale of our building and construction businesses, which are collectively known as SYNTHEON, subject to certain conditions. The SYNTHEON portfolio of businesses are a part of our Performance Styrenics segment and includes SYNTHEON Inc; Accelerated Building Technologies LLC; NCE Inc.; NOVA Chemicals Chile Limitada; and our 50% interest in both Novidesa S.A. de C.V. and Reliance Innovative Building Solutions Pvt. Ltd (both joint ventures).  Also included in the proposed sale is intellectual property relating to both our building and construction products and our Elemix® concrete additive.  Final negotiations for the sale are in progress, and we expect the sale to close in the third quarter of 2010.  Associated results of operations, financial position and cash flows are separately reported as discontinued operations and assets and liabilities held for sale for all periods presented.

Summarized financial information for SYNTHEON is shown below:

	Three Months Ended		Six Months Ended
	June 30 2010	June 30 2009	June 30 2010	June 30 2009
(unaudited, millions of U.S. dollars)	Successor	Predecessor	Successor	Predecessor
Total revenues	$8	$6	$15	$12
Loss from discontinued operations before income taxes	$(3)	$(2)	$(5)	$(4)
Income tax expense	—	—	—	—
Loss from discontinued operations, net of income taxes	$(3)	$(2)	$(5)	$(4)

(unaudited, millions of U.S. dollars)	June 30 2010	Dec. 31 2009
Current assets
Cash and cash equivalents	$4	$2
Accounts receivable	9	9
Inventories	4	3
Prepaid expenses and other assets	1	1
Current assets held for sale	$18	$15

Non-current assets
Intangible assets, net	$1	$1
Property, plant, and equipment, net	6	7
Non-current assets held for sale	$7	$8

Current liabilities
Bank loans	$—	$1
Accounts payable and accrued liabilities	8	6
Liabilities associated with assets held for sale	$8	$7

3.     Long-Term Debt

(unaudited, millions of U.S. dollars, unless otherwise noted)	Maturity		June 30 2010	Dec. 31 2009
Revolving credit facilities	2011-2013	(1)	$—	$—
Unsecured debentures and notes
$250 Canadian	2010	(2)	$235	$234
$400	2012	(2)	383	378
$400	2013	(2)	348	342
$350	2016	(2)	340	340
$350	2019	(2)	340	339
$100	2025	(2)	76	76
			$1,722	$1,709
Preferred shares/total return swap	2010		—	75
Other unsecured debt	2010-2020		40	40
Total			$1,762	$1,824
Less long-term debt due within one year			(246)	(312)
Long-term debt			$1,516	$1,512

(1)         As of June 30, 2010, three facilities totaling $520 million:  $350 million due November 17, 2012, $100 million due March 20, 2011, and $70 million (tranches: $30 million due September 20, 2011 and $40 million due September 20, 2013).

(2)        Callable at the option of the Company at any time.

We have three revolving credit facilities totaling $520 million as of June 30, 2010 (four totaling $615 million as of December 31, 2009).  As of June 30, 2010 and December 31, 2009, we had utilized $49 million and $51 million, respectively, of our revolving credit facilities.  On March 20, 2010, $95 million of the undrawn bilateral credit facilities expired and were not extended.

On August 30, 2010, we will repay our Canadian $250 million 7.85% notes using cash-on-hand.  Foreign currency forwards entered into in January 2010 to hedge this payment at U.S. $237 million will also settle on August 30, 2010.

On March 31, 2010, the $75 million total return swap terminated and was repaid using cash on hand.  The associated Series A preferred shares of our subsidiary, NOVA Chemicals Inc., were returned to NOVA Chemicals Inc. and cancelled.

The $350 million secured revolving credit facility and our accounts receivable securitization programs are governed by financial covenants which require quarterly compliance.  The covenants require a maximum Senior Debt-to-Cash Flow ratio of 3:1 computed on a rolling 12-month basis and a Debt-to-Capitalization ratio not to exceed 60%.  We were in compliance with these covenants on June 30, 2010.

In October 2009, we issued $350 million of 8.375% senior notes due 2016 (unregistered 2016 Notes) and $350 million of 8.625% senior notes due 2019 (unregistered 2019 Notes) in a transaction exempt from registration under the Securities Act of 1933, as amended.  On April 12, 2010, we registered $350 million of 8.375% senior notes due 2016 (2016 Notes) and $350 million of 8.625% senior notes due 2019 (2019 Notes) with the U.S. Securities and Exchange Commission.  On May 12, 2010, we completed an exchange offer, which resulted in $345 million of the unregistered 2016 Notes and $344.7 million of the unregistered 2019 Notes being exchanged for the same amount of registered and freely tradable 2016 and 2019 Notes.

4.     Interest Expense

	Three Months Ended		Six Months Ended
Components of interest expense	June 30 2010	June 30 2009	June 30 2010	June 30 2009
(unaudited, millions of U.S. dollars)	Successor	Predecessor	Successor	Predecessor
Interest on long-term debt	$41	$42	$84	$73
Interest on securitizations and other	9	10	21	25
Gross interest expense	50	52	105	98
Interest income	(2)	(4)	(3)	(4)
Interest expense, net	$48	$48	$102	$94

5.     Restructuring Charges

There were no restructuring charges in the first and second quarters of 2010.

In the second quarter of 2009, NOVA Chemicals recorded $34 million before-tax ($34 million after-tax) of restructuring charges as follows:

•                  $31 million related to NOVA Chemicals’ decision to exit the DYLARK® engineering resin business.  The restructuring charge included $3 million for severance and other employee related costs, all of which have been paid to employees as of June 30, 2010;

•                  $2 million of severance costs related to the continued restructuring of NOVA Chemicals’ Performance Styrenics segment; and

•                  $1 million for pension plan settlement charges incurred by the INEOS NOVA joint venture.

In the first quarter of 2009, we recorded $8 million before-tax ($8 million after-tax) of restructuring charges for severance and other employee costs related to Performance Styrenics restructuring.  As of June 30, 2010, $7 million of these first and second quarter 2009 costs have been paid.

6.     Income Taxes

	Three Months Ended		Six Months Ended
	June 30 2010	June 30 2009 Restated (1)	June 30 2010	June 30 2009 Restated (1)
(unaudited, millions of U.S. dollars)	Successor	Predecessor	Successor	Predecessor
Income (loss) from continuing operations before income taxes	$76	$(96)	$217	$(260)
Statutory income tax rate	28.0%	29.0%	28.0%	29.0%
Computed income tax expense (recovery)	$21	$(28)	$61	$(75)
Increase (decrease) in taxes resulting from:
Permanent difference on capital gains and losses	1	—	6	—
Foreign tax rates	(5)	2	(3)	1
Increase in valuation allowance	5	5	3	7
Other	—	6	—	9
Income tax expense (recovery)	$22	$(15)	$67	$(58)
Current income tax expense (recovery)	$25	$(32)	$62	$(68)
Future income tax (recovery) expense	(3)	17	5	10
Income tax expense (recovery)	$22	$(15)	$67	$(58)

(1)         Restated for discontinued operations.  See Note 2.

7.     Pensions and Other Post-Retirement Benefits

The total defined benefit cost related to pension benefits recognized in each of the three month periods ended June 30, 2010 and June 30, 2009 was $5 million and $14 million, respectively.  The total defined benefit cost related to pension benefits recognized during the six months ended June 30, 2010 and June 30, 2009 was $9 million and $29 million, respectively. The defined benefit cost recognized during the first quarter of 2009 and second quarter of 2009 includes settlement charges of $8 million and $7 million, respectively, which were triggered by lump-sum distributions.

The total defined benefit cost related to other post-retirement benefits recognized in each of the three month periods ended June 30, 2010 and June 30, 2009 was $4 million and $1 million, respectively.  The total defined benefit cost related to other post-retirement benefits recognized during the six months ended June 30, 2010 and June 30, 2009 was $6 million and $3 million, respectively.

The expected long-term rate of return on plan assets is 7.5% for the six months ended June 30, 2010 and the six months ended June 30, 2009.

Employer Contributions

We contributed $7 million during the quarter ending June 30, 2010 and $10 million during the quarter ended June 30, 2009 to our defined benefit pension plans.  We contributed $2 million during the quarter ending June 30, 2010 and $3 million during the quarter ended June 30, 2009 to our defined contribution plans.  We contributed $25 million and $18 million during the six months ended June 30, 2010 and June 30, 2009, respectively, to our defined benefit pension plans.  We contributed $6 million and $7 million during the six months ended June 30, 2010 and June 30, 2009, respectively, to our defined contribution plans.

For the year ending December 31, 2010, funding for the defined benefit plans is expected to range between $30 and $35 million as employees accrue additional pension benefits and special payments are made to cover the shortfall between assets and obligations. Contributions to defined contribution plans for 2010 are expected to be $12 million.

The Patient Protection and Affordable Care Act (PPACA) was signed into law on March 23, 2010, and on March 30, 2010, the Health Care and Education Reconciliation Act of 2010 (HCERA) was signed into law, which amends certain aspects of the PPACA. Among other things, the PPACA reduces the tax benefits available to an employer that receives the Medicare Part D subsidy.  This change did not have a material impact for us.  The PPACA and HCERA (collectively referred to as the Act) will have both immediate and long-term ramifications for many employers that provide retiree health benefits.  These implications cannot yet be determined.

8.  Segmented Information

Refer to pages F-63 through F-67 of the Consolidated Financial Statements for the year ended December 31, 2009, in the 2009 annual report on Form 20-F for the description of each segment and accounting policies for segment reporting.  Mark-to-market adjustments on our open feedstock derivative positions are recorded as part of Corporate results until the positions are realized.  Once realized, any income effects are recorded in business results.

The following tables provide information for each segment.

	Three Months Ended		Six Months Ended
	June 30 2010	June 30 2009 Restated (1)	June 30 2010	June 30 2009 Restated (1)
(unaudited, millions of U.S. dollars)	Successor	Predecessor	Successor	Predecessor
Revenue from continuing operations
Joffre Olefins	$395	$230	$793	$493
Corunna Olefins	586	257	1,057	427
Polyethylene	502	359	994	684
Performance Styrenics	85	52	154	91
INEOS NOVA Joint Venture	397	303	764	540
Corporate	—	—	—	—
Eliminations	(388)	(201)	(791)	(424)
	$1,577	$1,000	$2,971	$1,811

Operating income (loss) from continuing operations
Joffre Olefins	$118	$59	$219	$87
Corunna Olefins	75	(24)	112	(78)
Polyethylene	43	49	123	42
Performance Styrenics	(1)	(5)	(1)	(23)
INEOS NOVA Joint Venture	(5)	6	11	6
Corporate	(36)	(129)	(88)	(191)
Eliminations	15	(3)	(17)	(8)
Total operating income (loss) from continuing operations	$209	$(47)	$359	$(165)
Interest expense, net	(48)	(48)	(102)	(94)
Other (losses) gains, net	(85)	(1)	(40)	(1)
Income tax (expense) recovery	(22)	15	(67)	58
Net income (loss) from continuing operations	$54	$(81)	$150	$(202)

(1)   Restated for discontinued operations.  See Note 2.

	Three Months Ended		Six Months Ended
	June 30 2010	June 30 2009	June 30 2010	June 30 2009
(unaudited, millions of U.S. dollars)	Successor	Predecessor	Successor	Predecessor
Depreciation and amortization
Joffre Olefins	$35	$16	$70	$33
Corunna Olefins	4	16	9	32
Polyethylene	18	19	34	37
Performance Styrenics	1	5	1	12
INEOS NOVA Joint Venture	1	7	2	13
Corporate	2	2	4	3
	$61	$65	$120	$130
Capital Spending
Joffre Olefins	$5	$2	$6	$3
Corunna Olefins	5	4	9	8
Polyethylene	18	12	30	24
Performance Styrenics	—	—	1	—
INEOS NOVA Joint Venture	3	2	6	3
	$31	$20	$52	$38

(unaudited, millions of U.S. dollars)	June 30 2010	Dec. 31 2009
Assets
Joffre Olefins	$2,517	$2,566
Corunna Olefins	422	540
Polyethylene	1,584	1,543
Performance Styrenics	129	133
INEOS NOVA Joint Venture	245	229
Corporate	737	525
Eliminations	(10)	(3)
	$5,624	$5,533

9.  Contingencies

We are involved in litigation from time-to-time in the ordinary course of business.  Among these items is a claim by Dow Chemical Canada ULC and its European affiliate (collectively Dow) concerning our third ethylene plant at our Joffre site. The amount of the claim was initially $120 million, but, on August 12, 2010, the court granted Dow’s application to amend its amended statement of claim to update their damage claims and add new claims.  Accordingly, the amount of Dow’s claim is now approximately $300 million.  We initially counterclaimed in the same action for approximately $300 million.  We will be filing our amended statement of defense and counterclaim in due course.  Because of the inherent uncertainties of litigation, there can be no assurance on the outcome of any litigation.  No amount has been accrued on June 30, 2010 with respect to this claim.

In 2005, the Dow Chemical Company (Dow Chemical) filed a complaint against NOVA Chemicals for alleged patent infringement.  The complaint, filed in the Federal District Court in Delaware, alleged that certain grades of our SURPASS® polyethylene film resins infringe two Dow Chemical patents.  In June 2010, a jury trial took place resulting in a June 15, 2010, verdict against us which awarded damages in the amount of $61.8 million based on sales of SURPASS resin in the United States through the end of 2009.  On July 30, 2010, the court awarded Dow Chemical pre-judgment interest in the amount of $14.3 million.  In a subsequent bench trial, the judge ruled that Dow Chemical had standing to bring the suit, holding that Dow Chemical continuously owned the patents in suit.

Following the jury verdict, both parties filed certain motions with the District Court in Delaware, including a motion by Dow Chemical seeking a permanent injunction to require us to stop importing and selling certain sLLDPE grades of SURPASS resin in the United States.  Given the substantial issues for appeal, including the question of Dow Chemical’s standing in the case, the short unexpired term of the patents and the possibility that we will prevail on appeal, the court was not persuaded that entry of a permanent injunction would serve the parties or the public interest and the judge denied Dow Chemical’s motion for a permanent injunction.  Accordingly, the court’s order permits NOVA Chemicals to sell the alleged infringing grades of our SURPASS resin to existing customers in the United States.

We will appeal on several grounds.  To stay execution (i.e., collection) of the money judgment pending the outcome of the appeal, we will be required to post a bond in the amount of the jury verdict plus pre-judgment interest as awarded by the court, post-judgment interest at a prescribed statutory rate and costs as determined by the court.  The bond will be secured with cash collateral in the amount of $85 million, which will impact our future liquidity starting in the third quarter of 2010.

Until the earlier of the resolution of the appeal or the expiration of the patents (October 2011), we will accrue an amount to reflect the sales of the alleged infringing grades of SURPASS resin in the United States. Therefore, $84 million was accrued on June 30, 2010 with respect to this claim, which represents the $76 million award plus $8 million based on sales for the first half of 2010.  See Note 11.

10.  Financial Risk Management

We have established and continue to use a policy that provides a framework for foreign currency management and hedging strategies and defines approved hedging instruments. Hedging instruments may be used to minimize the gains and losses due to short-term foreign currency exchange rate fluctuations. The exposure that may be hedged in accordance with our foreign exchange policy is limited to operational transaction exposure and is generally used only to balance out our cash positions. Foreign currency risks resulting from the translation of assets and liabilities of foreign operations into our functional currency are generally not hedged; however, we may hedge this risk under certain circumstances. To address the risks associated with having the U.S. dollar as our functional currency, we have:

•      Entered into a series of foreign currency forwards in January 2010, to hedge the foreign currency exposure on the Canadian $250 million 7.85% notes due in August 2010. The foreign currency forwards lock in repayment of the Canadian $250 million 7.85% notes at U.S. $237 million.  The forwards resulted in an unrealized foreign exchange loss of $11 million and an unrealized foreign exchange loss of $3 million in the three months and six months ended June 30, 2010, which are included in Foreign exchange loss (gain) in the Consolidated Statements of Net Income (Loss). On August 30, 2010, we will repay the Canadian $250 million 7.85% notes for U.S. $237 million, and the related foreign currency forwards will be settled.

11.  Other (Losses) Gains, Net

In the second quarter of 2010, we recognized an $84 million loss (before-tax) related to a jury’s verdict that NOVA Chemicals infringed Dow Chemical’s patents, resulting in awarded damages in the amount of $61.8 million, plus interest of $14.3 million, as well as amounts based on sales for the first half of 2010 of $8 million.  See Note 9.

In the first quarter of 2010, we recognized a $45 million gain (before-tax) related to an arbitration award which resulted from an insurance claim involving our Corunna facility that dated back to 2005.

12.  Reconciliation to United States Generally Accepted Accounting Principles

	Three Months Ended		Six Months Ended
	June 30 2010	June 30 2009	June 30 2010	June 30 2009
(unaudited, millions of U.S. dollars)	Successor	Predecessor	Successor	Predecessor
Net income (loss) in accordance with Canadian GAAP	$51	$(83)	$145	$(206)
Stock-based compensation (1)	—	(1)	—	(1)
Net income (loss) in accordance with U.S. GAAP	$51	$(84)	$145	$(207)

Comprehensive income (loss) in accordance with Canadian GAAP	$46	$(73)	$135	$(202)
Stock-based compensation	—	(1)	—	(1)
Pension liability adjustments (net of tax of $-, $(27), $-, and $(26), respectively) (2)	—	(54)	—	(45)
Comprehensive income (loss) in accordance with U.S. GAAP	$46	$(128)	$135	$(248)

	June 30 2010	Dec. 31 2009 (3)
Accumulated other comprehensive income in accordance with U.S. GAAP
Unrealized gain on translation of self-sustaining foreign operations	$(5)	$5
Pension liability adjustment (2)	7	7
	$2	$12

Balance sheet in accordance with U.S. GAAP (5)
Current assets (3)	$1,487	$1,325
Intangibles and other assets (3)	617	638
Property, plant and equipment, net	3,520	3,570
Current liabilities	(857)	(997)
Long-term debt	(1,516)	(1,512)
Deferred income taxes (1), (2), (4)	(786)	(770)
Deferred credits and long-term liabilities (1), (2), (4)	(530)	(454)
Common shareholders’ equity (1), (4),	$1,935	$1,800

Certain comparative figures have been restated to conform with the current periods’ presentation. There are no material reconciling items between Canadian GAAP and U.S. GAAP with respect to information in the consolidated statements of cash flows during the three and six months ended June 30, 2010 and 2009.

(1)

Stock-Based Compensation. Under Canadian GAAP, the Employee Incentive Stock Option Plan is measured using a fair-value based method, while the Equity Appreciation Plan and the Restricted Stock Unit Plan are classified as liability instruments and are marked to market based on intrinsic value. U.S. GAAP, Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718, Compensation — Stock Compensation, requires the share-based compensation transactions be accounted for using a fair-value based method, such as the Black Scholes method. The fair value of awards classified as liability instruments must be re-measured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. All stock-based compensation plans were terminated upon closing of the IPIC transaction.

(2)

Pension Liability Adjustment. FASB ASC Topic 715, Compensation—Retirement Benefits, requires an employer to recognize the overfunded or underfunded status of a defined benefit post-retirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through accumulated other comprehensive income (loss). On June 30, 2010, our FASB ASC Section 715-20-55 pension and post-retirement liability remained unchanged at $7 million. For the three months ended June 30, 2009, we increased our FASB ASC Section 715-20-55 pension and post retirement liability by $81 million, resulting in a charge of $54 million (net of tax) to OCI. For the six months ended June 30, 2009, we increased our FASB ASC Section 715-20-55 pension and post retirement liability by $71 million, resulting in a charge of $45 million (net of tax) to OCI. As a result of push-down accounting in connection with the IPIC acquisition, all previously unrecognized FASB ASC Section 715-20-55 amounts were recorded on the Canadian GAAP consolidated balance sheet at July 6, 2009.

(3)

Special Purpose Entities. On January 1, 2010, we adopted Accounting Standards Update (“ASU”) No. 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises involved with Variable Interest Entities, and ASU No. 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets. The Updates remove the concept of a qualifying special-purpose entity and therefore remove the exception from consolidating qualifying special-purpose entities under Consolidations (Topic 810) and clarify that the objective is to determine whether a transferor and all of the entities included in the transferor’s financial statements being presented have surrendered control over transferred financial assets. As a result of these Updates, beginning January 1, 2010, we have consolidated a special purpose entity used by one of our securitization programs. The December 31, 2009 U.S. GAAP balance sheet has been restated resulting in an increase in Current assets of $15 million, and a decrease in Intangibles and other assets of $15 million. There was no material impact to January 1, 2009 retained earnings or U.S. GAAP net income (loss) during the three and six month periods ended June 30, 2010 and June 30, 2009.

(4)

Income Taxes. FASB ASC Section 740-10-25, Income Taxes — Overall — Recognition, clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized. An entity is required to recognize the best estimate of a tax position if that position is more likely than not to be sustained upon examination, based solely on the technical merits of the position. We have a tax reserve, which is available to settle periodic tax disputes and ongoing tax adjustments. We assess this reserve from time to time for adequacy and during the first quarter of 2009, the reserve was increased by $1 million to $20 million. During the second quarter of 2009, no change to the liability for uncertain tax positions was necessary. During 2010, no changes to the liability for uncertain tax positions were necessary and the reserve remained at the December 31, 2009 balance of $44 million. It is our policy to recognize interest and penalties accrued related to unrecognized tax benefits in income tax expense. On June 30, 2010, we had approximately $4 million accrued for the payment of interest.

(5)

Joint Ventures. We account for our interests in joint ventures using the proportionate consolidation method under Canadian GAAP. As permitted by specific U.S. SEC exemptions, adjustments to reflect equity accounting, as required under U.S. GAAP, have not been made. The equity method would not result in any changes in our net income (loss) or shareholders’ equity; however, all assets, liabilities, revenue, expenses and most cash flow items would decrease when compared to the amounts that are presented using proportionate consolidation.

13.  Subsequent Events

In July 2010, we signed a memorandum of understanding with Hess Corporation (Hess) and Mistral Energy Inc. (Mistral) to purchase and transport ethane production from Hess’ Tioga Gas Plant in North Dakota via a pipeline to Alberta, Canada to be constructed, owned and operated by Mistral. We will purchase 100% of the ethane produced at the Tioga Gas Plant under a long term arrangement.  The pipeline is expected to start-up in the third quarter of 2012 and is subject to receipt of customary regulatory and other approvals.

Forward-Looking Information

This earnings report contains forward-looking information with respect to NOVA Chemicals.  By its nature, forward-looking information requires us to make assumptions and is subject to inherent risks and uncertainties.  There is significant risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such forward-looking information.

The words “believe,” “expect,” “plan,” “intend,” “estimate,” or “anticipate” and similar expressions, as well as future or conditional verbs such as “will”, “should”, “would”, and “could” often identify forward-looking information.  Specific forward-looking information contained in this earnings report includes, among others, statements regarding:  the sale of SYNTHEON, including our expectation that the sale will close in the third quarter of 2010; our memorandum of understanding with Hess and Mistral, including the anticipated start-up date of the proposed pipeline; the planned timing for start-up of our Mooretown facility and our expectations regarding expanded capacity and production of new, higher value polyethylene products after start-up; our plans to appeal the rulings in the Dow Chemical patent litigation and our ability to continue to sell the sLLDPE grades of our SURPASS resin to certain existing customers in the United States; our plans to repay our Canadian $250 million bonds on August 30, 2010 using cash-on-hand; our expectation that the flows of natural gas across the Alberta border will decline in 2010 versus 2009; and our expectations with respect to the funding of and contributions to our defined benefit and defined contribution plans.  Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of our annual report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on March 15, 2010 as well as our other filings with the SEC which can be obtained on our website at http://www.novachemicals.com or the SEC’s website at http://www.sec.gov.  Readers are specifically referred to those documents.

Our forward-looking information is expressly qualified in its entirety by this cautionary statement.  In addition, the forward-looking information is made only as of the date of this earnings report, and except as required by applicable law, we undertake no obligation to publicly update this forward-looking information to reflect new information, subsequent events or otherwise.

Trademark Information

is a registered trademark of NOVA Brands Ltd.; authorized use.

SURPASS® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere.

Elemix® and Dylark® are registered trademarks of NOVA Chemicals Inc.

INVESTOR INFORMATION

Contact Information

Phone:       (403) 750-3600 (Canada) or (412) 490-4000 (United States)

Internet:     www.novachemicals.com                 E-Mail: invest@novachem.com

NOVA Chemicals Corporation

1000 Seventh Avenue S.W., P.O. Box 2518

Calgary, Alberta, Canada T2P 5L5

Investor Relations — Pace Markowitz (412) 490-4952

Media Relations — Wendy Lomicka (412) 490-4292

NOVA Chemicals files additional information with Canadian securities administrators.  This information can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR), at www.sedar.com.  This same information is filed with the U.S. Securities and Exchange Commission and can be accessed via their Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml.

Any questions and requests for assistance in surrendering certificates representing shares of NOVA Chemicals in order to receive consideration for such shares may be directed to the office of the depositary, CIBC Mellon Trust Company at 199 Bay Street, Commerce Court West, Securities Level, Toronto, Ontario, M5L 1G9; telephone:  (416) 643-5500; e-mail: inquiries@cibcmellon.com.

If any registered holder of common shares fails to surrender to the depositary the certificates formerly representing common shares, together with such other documents required to entitle the holder to receive payment for his/her/its common shares, on or before July 6, 2015, such certificates will cease to represent a claim by or interest of any kind of a holder, and the payment to which the former holder was entitled will be deemed to have been surrendered and forfeited to IPIC for no consideration.